--------                                       U.S. SECURITIES AND EXCHANGE COMMISSION                 -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB NUMBER:       3235-0104
                                                                                                        EXPIRES:     APRIL 30, 1997
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
                                         Section 30(f) of the Investment Company Act of 1940           -----------------------------
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person           2. Date of Event Re-   4. Issuer Name and Ticker or Trading Symbol
                                                     quiring Statement
International Cryogenic Systems Corp.                 (Month/Day/Year)       Rotary Power International, Inc.
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)             12/24/96       5. Relationship of Reporting Person   6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
103 Guadalupe Drive                               3. IRS or Social Se-        Director          10% Owner         (Month/Day/Year)
-------------------------------------------------    curity Number of     ----              ----
                    (Street)                         Reporting Person         Officer (give   X Other
                                                     (Voluntary)          ----title below)  ----(specify below)
                                                                              acquiring 33% of stock contingent
                                                                              --------------------------------
   Cibolo           Texas              78108               23-258270          upon agreement & closing
------------------------------------------------------------------------------------------------------------------------------------
    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share               2,000,000                     D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                       (Print or Type Responses)                                     SEC 1473 (8-92)


FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

Acquisition of stock is contingent upon fulfillment of terms and conditions of Agreement dated December 24, 1996 between Reporting Person and Rotary Power International, Inc.
                                                                       International Cryogenic Systems Corp.

                                                                       By: /s/Francis L. Simola                   Jan 8 1997
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).         Title: President

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
      SEE Instruction 6 for procedure.
                                                                                                                              Page 2
                                                                                                                     SEC 1473 (8-92)